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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.  ______   )*

                        Delta-Omega Technologies, Inc.
- --------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                    COMMON STOCK, par value $.001 per share
- --------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  247782303
- --------------------------------------------------------------------------------
                                (CUSIP NUMBER)

      Gus J. Athas, TWO N. RIVERSIDE PLAZA, SUITE 1100 CHGO., IL  60606
                                (312) 906-8700
- --------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                July 12, 1996
- --------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   [ ]  .

Check the following box if a fee is being paid with the statement [x] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 7
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


        CUSIP No.  247782303                    13D

   1    NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE
        PERSON

             Great American Management and Investment, Inc.
             58-1351398
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)    []
        (b)    []
   3    SEC USE ONLY

   4    SOURCE OF FUNDS*
             WC
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) []
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
                           7       SOLE VOTING POWER
   NUMBER OF SHARES                     1,866,666
  BENEFICIALLY OWNED       8       SHARED VOTING POWER
          BY
    EACH REPORTING         9       SOLE DISPOSITIVE POWER
     PERSON WITH                        1,866,666
                           10      SHARED DISPOSITIVE POWER

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,866,666
  12    CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  []

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.0 %
  14    TYPE OF REPORTING PERSON*

             CO

                               *SEE INSTRUCTION BEFORE FILLING OUT!


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                                           PAGE 2 OF 7

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         Item 1. Security and Issuer
                 This statement relates to the common stock, $.001 par value per share ("Common Stock"), of Delta-Omega Technologies, Inc. (the "Issuer") which has its principal executive office at 119 Ida Road, Groussard, LA 70518. GAMI (as hereinafter defined) acquired Series C Convertible Voting Preferred Stock, $.001 par value per share ("Preferred Stock"), and Class Z Warrants to purchase Common Stock ("Warrants") of the Issuer which are convertible and exercisable, respectively, into shares of Common Stock.

         Item 2. Identity and Background
                 (a - c) This statement is being filed by Great American Management and Investment, Inc., a Delaware corporation ("GAMI"). GAMI's principal executive office is located at Two North Riverside Plaza, Suite 1100, Chicago, IL 60606. GAMI is a diversified holding company with interests in manufacturing and agricultural chemicals and minerals. The sole stockholder of GAMI is Equity Holdings Limited, an Illinois limited partnership ("EHL"). The general partners of EHL are Samuel Zell as Trustee of the Samuel Zell Revocable Trust and Ann Lurie and Mark Slezak as Co-Trustees of the Robert H. and Ann Lurie Trust. Certain information concerning the executive officers, directors and the general partners of EHL is set forth in Appendix A hereto.

                 (d) and (e) Neither GAMI nor, to the best knowledge of GAMI, any of the persons listed in Appendix A hereto, have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Item 3. Source and Amount of Funds or Other Consideration
                 The aggregate amount of funds used in acquiring the 933,333 shares of Preferred Stock and the 933,333 Warrants reported herein was $700,000.00. All funds used in acquiring the Preferred Stock and Warrants were derived from the working capital of GAMI.

         Item 4. Purpose of Transaction
                 GAMI acquired the Preferred Stock and Warrants for investment purposes. Subject to availability at prices deemed favorable by GAMI, GAMI may purchase Common Stock, additional shares of Preferred Stock or Warrants from time to time in the open market or in privately negotiated transactions, or may dispose of all or a portion of the Preferred Stock and Warrants presently held or all securities hereafter acquired by it.

                 Except as set forth above, GAMI does not have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of
                 Item 4. of Schedule 13d.

         Item 5. Interest in Securities of the Issuer
                 (a) and (b) To the best knowledge of GAMI, there are 12,546,807 shares of Common Stock outstanding.(1) As of the date hereof, assuming the conversion of the 933,333 shares of Preferred Stock for 933,333 shares of Common Stock and the exercise of the 933,333 Warrants for 933,333 shares of Common Stock beneficially owned by GAMI, GAMI would be the beneficial owner of approximately 13.0% of the shares of Common Stock outstanding (assuming the conversion of GAMI's Preferred Stock and the exercise of GAMI's Warrants). GAMI has the sole power to vote or to direct the vote of the Preferred Stock beneficially owned by it. GAMI would have the sole power to vote or to direct the vote of the Common Stock (assuming the conversion of the Preferred Stock owned by it and the exercise of the Warrants owned by it) and has the sole power to dispose or to direct the disposition of the Preferred Stock and the Warrants beneficially owned by it.

                 Sheli Z. Rosenberg, a director of GAMI, is a non-controlling general partner of an Illinois general partnership (a "Partnership") which beneficially owns 135,000 shares of Common Stock. Mrs. Rosenberg has shared power to vote or to direct the vote of the 135,000 shares of Common Stock and shared power to dispose or to direct the disposition of the 135,000 shares of Common Stock owned by the Partnership.

                 Samuel Zell, an executive officer and director of GAMI, is a beneficiary or co-beneficiary of trusts which are general partners of the Partnership. Mr. Zell has no power to vote or to direct the vote and no power to dispose or to direct the disposition of the Common Stock beneficially owned by the Partnership.

                 (c) During the last sixty days, GAMI acquired the following securities of the Issuer:

                                  On July 12, 1996, GAMI acquired 933,333 shares of Preferred Stock and 933,333 Warrants, one each as a unit, for $.75 per unit.

                 (d) and (e)  Not applicable.



   (1) As of March 31, 1996, as reported in the Issuer's Form 10-QSB for the quarter ended February 29, 1996.

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         Item 6. Contracts, Arrangements, Understandings or Relationships With
                 -------------------------------------------------------------
                 Respect to Securities of the Issuer
                 ---------------------------------------
                 None.

         Item 7. Material to be Filed as Exhibits
                 --------------------------------
                 None.




                                  Signature


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




 July 22, 1996               Great American Management and Investment, Inc.
- ---------------
          Date                      By:  /s/ Gus J. Athas
                                         --------------------------------------
                                             Gus J. Athas, Senior Vice President
                                              and General Counsel

                                   APPENDIX A

         Information concerning executive officers, directors and the general partners of the sole stockholder of GAMI is set forth below. All the individuals listed below are citizens of the United States.


                        EXECUTIVE OFFICERS AND DIRECTORS

                                      Position with GAMI & Principal Occupation
Name & Business Address                            or Employment
- -----------------------               -----------------------------------------
Samuel Zell                                Chairman of the Board of Directors.
                                           Mr. Zell is Chairman of the Board of
                                           Directors of Equity Group Investment,
                                           Inc. ("EGI"), a privately owned
                                           investment and management company
                                           located at Two N. Riverside Plaza,
                                           Chicago, IL  60606.

Rod F. Dammeyer                            Director, President and Chief
                                           Executive Officer.  Mr. Dammeyer is
                                           President and Chief Executive Officer
                                           of Anixter International Inc., a
                                           distributor of electrical products
                                           located at Two N. Riverside Plaza,
                                           Chicago, IL  60606.

Sheli Z. Rosenberg                         Director.  Mrs. Rosenberg is
                                           President and Chief Executive Officer
                                           of EGI.

Gus J. Athas                               Senior Vice President and General
                                           Counsel.  Mr. Athas is Senior Vice
                                           President and General Counsel of
                                           Falcon Building Products, Inc.,
                                           ("Falcon") a manufacturer and
                                           supplier of air distribution and
                                           handling products, bathroom fixtures
                                           and air compressor products located
                                           at Two N. Riverside Plaza, Chicago,
                                           IL 60606.

Sam A. Cottone                             Senior Vice President and Chief
                                           Financial Officer.  Mr. Cottone is
                                           Senior Vice President and Chief
                                           Financial Officer of Falcon.





                                PAGE   6 OF   7
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
                                           General Partners of Sole Stockholder



Samuel Zell, Trustee              See information under Executive Officers and Directors.
Samuel Zell Revocable Trust


Ann Lurie, Co-Trustee             Mrs. Lurie is a private investor with offices located
Robert H. and Ann Lurie Trust     at Two N. Riverside Plaza; Chicago, IL  60606.


Mark Slezak, Co-Trustee           Mr. Slezak is a Senior Vice President of EGI.
Robert H. and Ann Lurie Trust





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